EXHIBIT 5.1

[FIDELITY NATIONAL FINANCIAL, INC. LETTERHEAD]

November 23, 2004

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

Ladies and Gentlemen:

As counsel to Fidelity National Financial, Inc., a Delaware corporation (the “Company”), I participated in the preparation of the Form S-8 Registration Statement (the “Registration Statement”) to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement relates to the Company’s issuance of up to 1,708,155 shares of its common stock, par value $.0001 per share (the “Shares”) pursuant to the following stock option plans assumed by the Company pursuant to the Amended and Restated Agreement and Plan of Merger dated September 8, 2004 among the Company, Fidelity National Information Services, Inc., Fuscia Merger Sub, Inc. and InterCept, Inc.: (i) the Provesa, Inc. 1994 Stock Option Plan (8,487 shares); (ii) the InterCept Group, Inc. Amended and Restated 1996 Stock Option Plan (1,239,805 shares); (iii) the InterCept, Inc. 2002 Stock Option Plan (384,283 shares); and (iv) the InterCept, Inc. G. Lynn Boggs 2002 Stock Option Plan (75,580 shares) (collectively, the “Stock Option Plans”). The Shares are issuable upon the exercise of options outstanding under the Stock Option Plans.

I have examined the Certificate of Incorporation and Bylaws, each as amended to date, and such corporate records and other documents and certificates of the Company as I have considered appropriate for the purposes of this opinion. In making my examination and in rendering my opinion set forth herein, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as certified, photostatic or conformed copies and the authenticity of the originals of such copies. In making my examination of documents executed by parties other than the Company, I have assumed that such parties had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery of such documents by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinion expressed herein which I have not independently established or verified, I have relied upon statements and representations of officers and other representatives of the Company and others.

I have also assumed that each option agreement setting forth the terms of each option granted under the Stock Option Plans is consistent with the Stock Option Plan under which it was granted and was duly authorized and validly executed and delivered by the parties thereto, and that the consideration received by the Company for the Shares delivered upon the exercise of each such option will be in an amount at least equal to the par value of the Shares. I do not express any opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware.

Based upon and subject to the foregoing, it is my opinion that the Shares have been duly authorized for issuance and, when issued and paid for upon the exercise of an option duly granted under the Stock Option Plans in accordance with the provisions of the applicable Stock Option Plan and the applicable option agreement, will be validly issued, fully paid and nonassessable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am acting within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,

FIDELITY NATIONAL FINANCIAL, INC.

Todd C. Johnson
Senior Vice President
Corporate Counsel
Corporate Secretary